[Janus Letterhead]
November 13, 2012
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”) 1933 Act File No. 033-63212 1940 Act File No. 811-07736 Post-Effective Amendment No. 62
Dear Mr. Burak:
On behalf of the Registrant and its underlying series, Janus Aspen INTECH U.S. Low Volatility Portfolio (the “Portfolio”), this letter is to respond to your comments received on August 6, 2012 with respect to the Registrant’s Post-Effective Amendment No. 62 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on June 22, 2012. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: The Staff noted under the header “Other Types of Investments,” the language reflects that derivative transactions could comprise a significant percentage of the Portfolio’s holdings. The Staff requested that derivatives be added as a strategy if the Portfolio would have such exposure.

Response: The Registrant confirms the Portfolio will not have significant exposure to derivatives and has amended the language to delete this reference.

3.	Staff Comment: The Staff requested that the Portfolio’s Full Holdings disclosure under the “Availability of Portfolio Holdings Information” reflecting full disclosure of holdings reported on Form N-Q be changed from the end of each fiscal quarter to the first and third fiscal quarters.

Response: The Registrant confirms that it has updated the requested disclosure.

4.	Staff Comment: The Staff requested the Registrant clarify language under the section “Availability of Portfolio Holdings Information” that reflects Janus Capital may exclude holdings from publication.

Response: The Registrant confirms that it has amended the language to reflect Janus Capital’s policy regarding the exclusion of certain information from Janus Capital’s websites.
SAI Comments
5.	Staff Comment: The Staff requested the addition of language to the SAI under “Voting Rights” to describe the effects of proportional voting by insurance companies and its effect on voting shares.

Response: The Registrant confirms that it has amended the disclosure as requested.

6.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.
If you have any concerns regarding the above responses, please call me at (303) 336-4132. Thank you for your assistance in this matter.
Respectfully,
/s/ Christine Scheel
Christine Scheel
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq. Rick Noyes, Esq. Patrick Scott, Esq. Donna Brungardt